Build wealth *like you came from it*

11.0%
Endowment-style portfolio

6.7%
Traditional stock/bond portfolio

About this chart



An endowment-style fund, now available to everyone

Learn more about the portfolio →

Built to grow your retirement dollars

Learn how you could earn more with an endowment-style portfolio that includes alternative assets. Most individuals can contribute $7,000 to an IRA or Roth IRA in 2024. And we make it easy to rollover an existing 401(k) or IRA.

How it works →

Ivy Invest vs. Roboadvisors

What's the best investment strategy for your long-term money? Learn about how endowment-style investing can generate better returns.

Compare →

The untapped benefit for long-term investors

Are you taking advantage of your illiquidity premium? It's the opportunity to earn more returns for being a patient investor.

The illiquidity premium →



Wendy Li, Co-founder and CIO at Ivy Invest

Get yourself a Chief Investment Officer

Wendy managed multi-billion dollar portfolios for some of New York's largest institutional investors.

Now she's building a portfolio for you.

Meet the team →

Do you have a complete portfolio?

If you're investing only in stocks and bonds, you're missing out on a big part of the American economy. Each share of our fund gives you exposure to both traditional and alternative assets.

Learn about the fund →

	Our Fund	Typical Retirement Account
Stocks	✓	✓
Bonds	✓	✓
Private Equity	✓	
Private Credit	✓	
Special Situations	✓	
Real Estate	✓	

SEC registered

Like mutual funds and ETFs, our fund is regulated by the SEC under the Investment Company Act of 1940

Trusted banking partner

The Fund's assets are held at Fifth Third Bank, one of the largest banks in the US with $215B in assets.

Bank-level security

We use SSL/TLS and 256-bit encryption to ensure the security of your data.

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The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 5, 2024. An investor should consider the investment objectives, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

Ivy Invest is a dba for Buena Capital Advisors, LLC.

A fund built for
long-term investors

Endowment-style investing for everyone

For decades, multi-billion dollar endowments and foundations have used their exclusive access to create portfolios that generate higher returns with lower risk.

Ivy Invest does the same thing – but for you.

Our investment approach →


Typical Investment Sophistication
Endowments and Foundations
Family Offices / Ultra-High Net Worth
Financial Advisors



Wendy Li
Co-founder and CIO at Ivy Invest

A pro making the decisions, so you don't have to

Ivy Invest's Institutional Investment Strategy Fund is managed by our CIO, Wendy Li, who brings more than 17 years of experience managing multi-billion dollar portfolios. Wendy and team routinely evaluate asset allocation, manager selection, and investment strategy as they anticipate changes in the market.

Meet Wendy →

Public and alternative assets in every share

Every share has a cross-section of traditional and alternative investments in private equity, venture capital, private credit, real estate, special situations, public equities, and fixed income. We invest with top managers like Carlyle, Blue Owl, Golub, Rhumbline, and Hamilton Lane[1] to offer an institutional-class portfolio.

Download fact sheet


Equities
Income
Diversifiers

Invest or rollover an existing retirement account

If you have a 401(k) or IRA invested in just stocks & bonds, you could be earning more. We can help you rollover an existing account or open a new IRA.

Designed for the long-term but with flexibility

While the Fund is built for long-term investing, it offers peace-of-mind flexibility with 30-day, quarterly windows to sell your shares[2].

Benefit from direct indexing and tax-loss harvesting

Buying individual stocks of the S&P 500 enables us to harvest tax losses at the individual equity level. This tax efficiency can boost the Fund's after-tax returns.

Founder shares for early birds

Early investors have access to our Founder shares, which offer lower fees and expenses with a $10,000 minimum investment.

Collective buying power means lower fees

Pooling our investors' collective buying power allows us to purchase institutional share classes, which bear no sales loads and offer lower fees than what's typically available to individual investors.

Simple tax reporting

At tax time, you'll receive a 1099-DIV for easy and straightforward tax filing.

BOARD OF TRUSTEES

The Fund is overseen by a Board of Trustees – the majority of whom are independent from Ivy Invest[3] – and has an independent Chief Compliance Officer.

Brian O'Neil
Lead Independent Trustee

Brian O'Neil has over 40 years of experience in the investment services industry and recently retired from serving as Chief Investment Officer of the Robert Wood Johnson Foundation, where he was responsible for the foundation's $11.4 billion investment portfolio for 20 years.

From 1980 to 2002, Mr. O'Neil worked at the Equitable Life Assurance Society (now AXA Equitable). He was named Deputy Chief Investment Officer in 1990 and Chief Investment Officer in 1992, when the company demutualized and went public. Mr. O'Neil received an M.B.A. from the Columbia Graduate School of Business, and an A.B. from Princeton University.

Ross Weiner
Independent Trustee

Ross Weiner is an experienced operator and lawyer with over 25 years of experience in law and financial services. He is a Cofounder of AXOM Partners, a former Partner and the former General Counsel at Qatalyst Partners, a former senior professional at Silver Lake, and a former Director & Counsel at Credit Suisse. Mr. Weiner earned his J.D. from the University of Virginia School of Law and B.A. from the University of Virginia.

Bharath Potti
Independent Trustee

Bharath Potti is a seasoned finance and investment professional. He currently serves as Corporate Development Manager at Fender. Mr. Potti previously worked in the Tufts University Endowment Office, at Partners Capital (an international Outsourced Chief Investment Office), and in the M&A group at AT&T. Mr. Potti received his M.B.A. from The University of Texas at Austin - Red McCombs School of Business and his B.A. from Tufts University.

Wendy Li
Trustee

Wendy Li is the President and Chief Investment Officer of Ivy Invest, and serves as the portfolio manager for the Fund. Read more about Wendy here.

Peter Guarino
Chief Compliance Officer

Peter Guarino brings over 35 years of legal, global investment management regulatory, and compliance experience. He is the President of Compliance4, LLC, which provides compliance services to investment advisers, registered investment companies, and private funds. He also served as the internal and independent Fund CCO for several series trusts and standalone registered investment companies and has served in various legal positions, including General Counsel, for several large asset managers.

Fund name	Institutional Investment Strategy Fund
Structure	Closed-end interval fund
Fees[4]	0.75%
Minimum Investment	$10,000
Redemptions	Quarterly, up to 5% of outstanding shares
Custodian	Fifth Third Bank
Fund Administrator	MUFG Investor Services (part of Mitsubishi UFJ Financial Group)
Fund Prospectus	Download

OUR PARTNERS

Fifth Third Bank
Custodian

Founded in 1858, Fifth Third Bank is one of the largest bank holding companies in the United States, with $215 billion in assets. Fifth Third Bank serves as the fund's custodian, responsible for holding all of the fund's investments and cash.

MUFG Investor Services
Transfer Agent & Fund Admin

MUFG Investor Services, part of the $2.9T Mitsubishi UFJ Financial Group, is one of the world's largest fund administrators, with more than $1T in assets under administration. MUFG serves as the Fund's transfer agent, handling all movement of cash between investors and the Fund.

Cohen & Company
Auditor

Cohen & Company is a nationwide accounting and tax firm founded in 1977, and is the 4th largest auditor of SEC-registered funds. Cohen & Company performs an independent annual audit of the Fund to ensure compliance with financial and regulatory requirements.

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1. Managers of underlying fund holdings as of September 2024. Fund holdings are subject to change.

2. Each quarter the fund offers to repurchase up to 5% of its outstanding shares. If the number of shares tendered for repurchase exceeds the number the Fund intended to repurchase, the Fund may determine to repurchase less than the full number of shares tendered. In such event, shareholders will have their shares repurchased on a pro rata basis, and tendering shareholders will not have all of their tendered shares repurchased by the Fund.

3. Ivy Invest is a dba for Buena Capital Advisors, LLC, which is an SEC Registered Investment Adviser.

4. Includes management and shareholder servicing fees.

What is endowment-style investing?

OVERVIEW

University endowments and large foundations use a different investment approach compared to most individual investors. This approach has generally generated better returns versus traditional stock/bond portfolios; for example, from 2014-2024, an endowment-style portfolio returned 11.0% annualized vs. a typical 70/30 portfolio that returned 6.7%[1]. At Ivy Invest, we've taken this endowment style of investing and made it available to everyone.

OUR APPROACH

Our endowment-style investment approach leans into two strategic insights from our CIO's years of institutional investment experience. First, asset allocation and portfolio construction are the most important decisions in the investment process. Second, every asset class and investment strategy requires a distinct skill set, and it's important to invest with skilled managers.

We know that the endowment-style framework is less familiar to most individual investors. In contrast to institutional investors, individual investors often don't prioritize asset allocation and portfolio construction. This gap is totally understandable, as individual investors generally have a small menu of options to choose from (typically some combination of mutual funds, ETFs, stocks, and bonds), in which many of the menu items look and feel remarkably similar. Institutional investors, on the other hand, have an enormous array of investment options. A clear asset allocation and investment framework enables institutional investors to efficiently and effectively sift through and evaluate opportunities. More importantly, these decisions inform how much and what type of risk is taken in the portfolio, and consequently, the portfolio's return potential.

We break the investment universe down into a few broad categories based upon their risk/return attributes and roles in the portfolio: *equities*, *income*, and *diversifiers*. Within each asset class, the Fund invests in experienced institutional asset managers, selected through a rigorous due diligence process.

EQUITIES

Equity investments offer the highest potential returns but also carry the most risk. Equity represents ownership in a company (publicly traded or privately held) and captures both gains and losses in value.

Equity investments offer the highest (i.e., uncapped) return potential, and over market cycles, we can expect equities (public and private) to outperform other asset classes. Conversely, equity investments are also the highest risk, as measured by historical volatility and risk of drawdown/potential capital loss. Taken together, we believe equities should be the largest allocation within a more broadly diversified portfolio.

From a capital structure perspective, equities are the most junior securities, and the equity value of a company reflects its residual value after accounting for all liabilities (e.g., operating expenses, taxes, debt, etc.). Equities therefore capture all the "upside" in company value growth and suffer all the "downside" when a company's value contracts. Public equities (stocks) reflect this residual ownership claim on publicly traded companies, and private equity reflects the residual ownership claim on privately held companies. Given the conceptual similarities, we generally evaluate total equity exposure in the aggregate across public and private equity.

INCOME

Income investments generate returns primarily through current income/yield. The current income component can provide a measure of downside risk mitigation, and investment risk can be further reduced through capital structure seniority and strong underwriting standards (i.e., income investments should have minimal risk of capital impairment). Income investments can include bonds, treasuries, and certain types of private credit investments, including corporate senior direct lending and asset-based lending.

DIVERSIFIERS

Diversifier investments generally meet two criteria: 1) the ability to generate equity-like returns; and 2) low beta and/or correlation to equities. Diversifier investments are likely to vary over time, depending on the opportunities available across public and private markets.

Certain types of investments, such as real assets, have an easier time satisfying the second condition (low beta/correlation), but don't always offer the opportunity to meet the first condition (equity-like returns). These investments can still have value within the Fund's portfolio due to their diversification benefits, but the allocation will tend to be lower given the lower expected returns.

Other types of investments, such as hedge funds, have certain examples that consistently meet both conditions but may be subject to challenging fees and fund terms. Consequently, hedge funds will also tend to have a lower allocation within the Fund's portfolio.

Special situations, distressed/liquidations, and other process-driven or dislocation-driven investments can be compelling diversifier investments. However, these investments are highly opportunistic in nature and can be plentiful or scarce, depending on the market environment. The Fund's portfolio allocation to these types of investments is likely to vary over time.

[1] 10-year annualized returns as of 3/31/2024. Endowment-style portfolio is represented by an allocation of 20% private equity, 15% private credit, 5% real estate, 45% S&P 500, and 15% Bloomberg Global Aggregate Bond Index. Traditional stock/bond portfolio is represented by an allocation of 70% MSCI ACWI Index and 30% Bloomberg Global Aggregate Bond Index. Private equity returns are represented by the Cambridge Associates LLC US Private Equity Index. Real estate returns are represented by the Cambridge Associates LLC Real Estate Index. Private credit returns are represented by the Cliffwater Direct Lending Index. For illustrative purposes only. The inclusion of various indices is for comparison purposes only. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Past performance is no guarantee of future results.

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We're on a mission to help you *build wealth like you came from it*

OUR MISSION

We started Ivy Invest with a simple premise. Everyone should be able to build wealth like the ultra-rich.

Wealthy families and institutions have access to investments, strategies, and – most importantly – potential returns that the rest of us simply do not. We're here to change that. Our Fund gives you the chance to grow your long-term investments using the same approach that the ultra-rich use to get, well, ultra richer.

We spent years managing multi-billion dollar portfolios for large endowments and foundations. Now we've taken our years of experience and relationships to create a different kind of fund. It includes not just the stocks and bonds found in typical portfolios, but also a variety of alternative investments most individuals can't access – and it's available to everyone.

With Ivy Invest, we've finally built the long-term investing product we always wanted for ourselves and our families. We hope you'll join us on our mission to create more wealth for everyone.

– Wendy, Arash, and Matt

MEET WENDY

Wendy Li is Ivy's Chief Investment Officer. Before founding Ivy Invest, she spent her career as an institutional investor managing billions of dollars for some of New York's largest endowments and foundations.



Most recently, Wendy was Managing Director of Investments at the Mother Cabrini Health Foundation (MCHF). At MCHF, she was responsible for developing the foundation's investment strategy, sourcing and executing investments across asset classes, and exercising day-to-day management over MCHF's $4B portfolio. Prior to MCHF, Wendy held similar responsibilities at UJA-Federation of New York. She began her career in the Investment Office of the Metropolitan Museum of Art.

Wendy is a graduate of Columbia University and a CFA charterholder.

Q&A

Why did you start Ivy Invest?

When we discussed the idea in 2023, I wasn't actually sure that we should start it.

As an institutional investor, I've long known that individuals and institutions invest in vastly different ways. On a professional level, I could build resilient, diversified, high performing portfolios for my institutions, but on a personal level, I couldn't invest in them myself. As individual retail investors, we face a number of structural barriers, not least of which is just the minimum investment amounts required by any one alternative investment (minimum investments are often $5 million and up), much less a portfolio of them.

This was such an ingrained reality and commonly accepted status quo, that I couldn't picture bridging the gap. Not until my now co-founders asked a very simple question, and prompted me to think hard about the answer – why shouldn't I invest like my institutions? As a sophisticated institutional investor, I know well how to construct a portfolio, how to manage liquidity, how to evaluate investment opportunities, how to diligence investment managers – why couldn't I overcome the barriers to replicate for my own personal portfolio the work I was doing on behalf of my institutions?

Explicitly asking the question, and then detail by detail listing the issues that needed to be solved – that has been the guidepost for Ivy Invest. We have been working non-stop to solve:

- *The structural barriers*: regulatory and legal, including the basic but difficult question of what kind of vehicle can even take in retail capital and still allow for institutional style investing
- *The distribution barriers*: how could we get this into the hands of everyday investors who maybe don't have financial advisers or "connections"

- *The access barriers*: how do we translate my knowledge and network of exceptional fund managers across asset classes into investments here at Ivy Invest

In short, I started Ivy Invest to build the product that I personally have always wanted (even if I didn't initially think it was possible) – and that's exactly what we've done.

What is your investment philosophy?

Naturally, my investment philosophy reflects the core elements of an endowment-style approach. These include:

Long-term Investment Horizon
I've seen over multiple market cycles how a long-term investment perspective promotes better investment decisions and limits knee-jerk reactions when markets are bumpy. Having a long time horizon also enables investors (with access) to consider less liquid investment opportunities, including private equity and venture capital. These opportunities in turn can provide higher returns than short-term, daily liquidity investments. And of course, a long-term approach allows investors to take advantage of the enormous power of compounding growth.

Equity Focus
As an asset class, equities (which includes public stocks and private equity/venture capital) have historically produced the highest returns over long periods of time. As a long-term investor, it's important to maintain a large and consistent allocation to public and private equities, which together capture the growth and return potential of the broader economy.

Diversification
The investment universe is far broader than just traditional stocks (equities) and bonds. Some non-traditional, alternative asset classes such as private equity and venture capital can offer higher returns than public equities. Other alternative asset classes such as private credit and real assets can offer returns that have low or no correlation to equities and provide downside protection during market downturns. Taken together, I've seen repeatedly how broadly allocated portfolios that include traditional and alternative assets can deliver better risk-adjusted returns, and over the long-term, better absolute returns.

Risk Management
In many ways, I think of risk management as a default mindset as much as a set of rules or principles. That said, diversification, both across and within asset classes, is a key component. Risk management also includes evaluating risk-adjusted returns across investments, managing portfolio liquidity, avoiding excess leverage, and preparing for different economic and market scenarios.

Manager Selection
I think this piece of the endowment-style approach might be the least familiar to individual investors. Endowments and foundations aren't typically making individual investments at the company or security level. Endowment-style portfolios invest in other funds through a process known as manager selection. This process is the key to how endowments and foundations are able to invest in a wide range of strategies and asset classes.

Let's consider a small subset of potential strategies - 1) investing in early stage biotech; 2) developing commercial real estate; and 3) lending to private companies[1]. I don't think it would be a surprise to anyone to hear that each of these strategies requires a special set of skills and expertise. Each strategy involves a different network of stakeholders. And it often takes years to develop the skills, expertise, and networks to pursue these strategies successfully. Now consider the hundreds of strategies that exist across various asset classes, and you can see why manager selection is so important.

Wendy's newsletter: Ask a CIO →

OUR CO-FOUNDERS

Wendy Li
Before founding Ivy Invest, Wendy spent her career as an institutional investor managing billions of dollars for some of New York's largest endowments and foundations. Read more about Wendy above.

Arash Ghodoosi
Arash previously founded the stock visualization app Spulse, built YouTube's location tagging, and worked as a software engineer at Dropcam (acquired by Google). He holds a MS in Computer Science from Stanford and a BS in Mathematics from UCLA.

Matt Pauker
Matt is a serial entrepreneur who previously co-founded Voltage Security (acquired by HP Enterprise), 21 (acquired by Coinbase), and Picket Homes. He holds a BS in Computer Science from Stanford University and is the author of more than 85 published patents.

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[1] These are examples of potential investment strategies and do not represent actual investments of the Fund.

The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 5, 2024. An investor should consider the investment objectives, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

Ivy Invest is a dba for Buena Capital Advisors, LLC.

What is the illiquidity premium?

Wealthy institutions and ultra-wealthy families typically earn more from their long-term dollars by capturing something called an "illiquidity premium." This is potential extra wealth that is earned by being patient and not needing to trade investments frequently.

Here's how it works: When you invest money and agree not to touch it for a while, you give up the option to sell it whenever you want. Because you're giving up this flexibility, you deserve to be compensated.

For investment managers, knowing they have your money for a set time allows them to invest in things that take longer to make money, like private companies or private loans. These investments usually earn more than regular, easily sold investments like stocks. The potential extra earnings from these longer-term investments are referred to as the illiquidity premium.

This premium isn't a fixed amount. Historical comparisons of private investments versus public investments suggest that the extra return has been around 3% a year.

If you think about it another way, investors who are only invested in mutual funds, ETFs, stocks, and bonds have the option to sell their investments every day. By keeping this option to sell their investments any time they want, they are effectively missing out on a potential 3% or more illiquidity premium. But if you have long-term investments, such as retirement savings, those potential extra returns compounded over many years could help build meaningfully more wealth.

The problem: most people haven't had many opportunities to access the type of investments that can capture the illiquidity premium and potential extra returns. Most people have only had access to mutual funds, ETFs, stocks, and bonds.

Ivy Invest is here to change that. Our Fund invests in the types of things that can earn that illiquidity premium – private equity, venture capital, private credit, real estate, and more. If you have long-term investments, and you can agree to not touch it for a while, our Fund can help you build wealth like large institutions and ultra-wealthy families.

Learn more about the fund and our liquidity terms.

Build wealth
like you came from it

Long-term investing for your long-term assets

The world's largest long-term investors don't invest in just stocks and bonds. Now we're bringing their approach to your retirement and long-term investment accounts. The Institutional Investment Strategy Fund ("Fund") is an SEC-registered closed end fund, operating as an interval fund, making institutional, endowment-style investing available to everyone.

Alternative and traditional assets in every share

Every share of the Fund is designed to give you a broadly allocated portfolio, with investments in private equity, venture capital, private credit, special situations, real estate, public equities, and fixed income. We've invested with top managers like Carlyle, Blue Owl, Golub, RhumbLine, and Hamilton Lane[1] to give you an institutional-class portfolio.



Private Equity
20%
Public Equities
39%
Private Credit
11%
Fixed Income
18%
Special Situations
7%
Real Estate
5%

Institutional Investment Strategy Fund asset allocation as of September 2024

Actively managed by an experienced CIO

The Fund is managed by our Chief Investment Officer, Wendy Li, who brings more than 17 years of experience managing multi-billion dollar portfolios for large institutions. Wendy and team are constantly evaluating asset allocation, manager selection, and investment strategy to be responsive to changes in the market.

Available to everyone

Historically, this kind of endowment-style portfolio was available only to institutional and ultra-wealthy investors. We're changing that. With just a $10,000 minimum investment, no accreditation requirements, and simple 1099 tax reporting, we want every investor to have the opportunity to build more long-term wealth.

Lower fees

By pooling the buying power of our investors, the Fund is able to deliver a portfolio with the potential for lower overall fees. For example, when investing in registered funds, we purchase institutional share classes, which bear no sales loads and typically o er lower fees than what's available to individual investors.

Direct indexing included

The Fund invests in public equities using direct indexing. By buying individual stocks of the S&P 500, rather than investing in an ETF, we are able to tax-harvest losses at the individual equity level. We can pair these losses with gains from other parts of the portfolio, which can improve after-tax returns.

Regular liquidity windows

Traditionally, investing in alternative assets like private equity or venture capital required you to lock up your money for as long as 10 years (or more!). While the Fund is designed for long-term buy-and-hold investors, it does o er quarterly repurchase windows that allow investors to sell shares.

Fund Details

Fund Name	Institutional Investment Strategy Fund
Structure	SEC-registered closed-end interval fund
Management Fee	0.75% annually
Minimum Investment	$10,000
Redemption	Quarterly, up to 5% of outstanding shares
Custodian	Fifth Third Bank
Fund Administrator	MUFG Investor Services

[1] Managers of underlying fund holdings as of September 2024. Fund holdings are subject to change.

Carefully consider the investment objectives, risks, charges, and expenses before investing. The prospectus that contains this and other information about Institutional Investment Strategy Fund (the "Fund") and can be obtained here. Investing involves risk including loss of principal.

Investment in the Fund involves substantial risk. The Fund is not suitable for investors who cannot bear the risk of loss of all or part of their investment. The Fund is appropriate only for investors who can tolerate a high degree of risk and do not require a liquid investment. All investing involves risk including the possible loss of principal. Shares in the Fund are highly illiquid, and can be sold by shareholders only in the quarterly repurchase program of the Fund which allows for up to 5% of the Fund's outstanding shares at NAV to be redeemed each quarter. Due to transfer restrictions and the illiquid nature of the Fund's investments, you may not be able to sell your shares when, or in the amount that, you desire. Because some of the securities in which the Fund invests are not publicly traded, some of the Fund's investments will be valued by Buena Capital Advisors, LLC dba Ivy Invest pursuant to fair valuation procedures and methodologies adopted by the Board of Trustees, as set forth in the prospectus. As a consequence, the value of the securities, and therefore the Fund's Net Asset Value (NAV), may vary. This is not a complete enumeration of the Fund's risks. Please read the Fund prospectus for other risk factors related to the Fund.

The Fund may not be suitable for all investors. We encourage you to consult with appropriate financial professionals before considering an investment in the Fund.

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This is how endowments invest
Now you can too

FAQ

General

What makes Ivy Invest different from funds typically offered in a traditional retirement account?

Like many traditional funds or ETFs, Ivy Invest's Fund can be purchased in a regular retirement account, such as an IRA or Roth IRA. What makes us different is what's inside of our Fund.

Most of the funds typically offered in retirement accounts, such as target-date funds or balanced funds, include only stocks and bonds. These funds miss out on a large part of the broader U.S. economy.

Ivy Invest's Fund includes a wider range of investments. In addition to stocks and bonds, our portfolio also has meaningful exposure to hard-to-access alternative investments, including private equity, venture capital, private credit, and real estate funds. Every share of our Fund provides a fully allocated portfolio that is professionally managed. You don't need to piece it together yourself.

One more distinction: Ivy Invest is a closed-end interval fund, not a mutual fund or ETF. Learn more about the Fund here.

What makes Ivy Invest different from a roboadvisor?

Like a roboadvisor, Ivy Invest is designed to simplify your investing by providing you a Fund with a portfolio that you don't have to piece together yourself.

Unlike a roboadvisor, Ivy Invest offers an actively and professionally managed portfolio that follows the investment approach pioneered by large university endowments. Endowment-style investing gives you exposure to a much broader range of investments: stocks and bonds and private equity, venture capital, private credit, special situations, and real estate.

Read more about how Ivy Invest differs from roboadvisors.

How is Ivy Invest able to access these alternative investments that are not generally available in traditional investment accounts?

Ivy Invest has several key advantages that allow us to include alternative investments in our Fund:

1. Our CIO has been investing in alternative investments for over 18 years. She has the expertise, network, and relationships to access these investments.
2. Ivy Invest manages a closed-end interval fund. Interval funds can invest in a wider variety of assets, including alternative investments, whereas mutual funds are more restricted.
3. Our Fund meets the investor qualifications for alternative investments. By investing in our Fund you're able to access alternative investments, regardless of your own investor qualifications.

What is the benefit of these alternative investments?

Alternative investments cover a wide variety of investments. Alternative investments include private equity, venture capital, hedge funds, private credit, real estate funds, and more. Different types of alternative investments offer different benefits.

Potentially higher returns: Private equity and venture capital have historically offered higher returns than the stock market[1]. Private credit has historically offered higher returns than the bond market[2].

Diversification: Private real estate funds and private credit historically have low correlations to the stock market. When the stock market drops, these low correlation investments can help protect the portfolio.

Taken together, a portfolio that includes alternatives has the potential to offer **both** better returns and lower volatility (so lower risk) compared to a traditional stock and bond portfolio.

There is a tradeoff, and it's important to remember. The Fund does not offer daily liquidity and instead offers quarterly repurchases. While we hope everyone sees the benefit of our Fund, we think the Fund can be a fit for those of you that want to keep your money invested a long time.

What do I need in order to invest in the Ivy Invest Fund?

We designed Ivy Invest and our Fund to make endowment-style investing accessible to everyday investors, not just the wealthy. Here are the requirements to invest in our Fund:

- You must be a citizen or resident of the United States (i.e., you'll need a Social Security Number).
- Currently, our minimum investment (for Founder Class shares) is $10,000.
- Our app is currently available for iOS (and will also run on Macs with Apple Silicon). Web app coming soon for users on other platforms!

When can I sell my shares?

The Fund is structured as a closed-end fund operating as an interval fund. In order to accommodate less liquid assets in their portfolios, interval funds don't allow on-demand selling of shares, but rather offer shareholders the ability to sell during regular repurchase windows. Our Fund offers quarterly repurchases, meaning that shareholders will have the opportunity to sell their shares four times each year.

Interval funds place a cap on the total number of shares that will be repurchased at any given time. Our Fund has a 5% cap, which means that in any given quarter, the Fund will repurchase up to 5% of its total shares. If the total number of repurchase requests exceed that 5% cap, the Fund will pro-rate each selling shareholder's request. The Fund is designed for long-term investors. We want to be clear on the long-term nature of our investment strategy and our Fund because we think it's critical for Ivy Invest and you to be on the same page *before you invest*.

What kind of tax form will I receive?

Like mutual funds, the Fund issues a standard 1099-DIV form to investors who purchase shares in taxable brokerage accounts. Even though the Fund invests in alternative asset classes, it is unlike private funds, which issue more complicated K-1 forms. For IRA accounts, we issue standard 5498 forms for contributions, and 1099-R forms for any distributions.

Can I trust Ivy Invest?

The security of your investment is our top concern. (After all, we're Ivy Invest customers too!)

Our flagship portfolio, the Institutional Investment Strategy Fund, is a fund registered with the SEC and regulated under the Investment Company Act of 1940. This is the same framework under which mutual funds are regulated. The Fund is required to comply with all of the regulations and requirements of the Act, including submitting to annual audits, providing financial reports, portfolio transparency, and adhering to specific rules regarding liquidity, tax, and portfolio compliance.

Oversight of the Fund is provided by its Board of Trustees, the majority of whom are independent from Ivy Invest. The Trustees include the former CIO of the $14B Robert Wood Johnson Foundation, the former Chief Compliance Officer of Silver Lake Credit, and a former member of the Tufts University Investment Office.

Ivy Invest works with large financial institutions to ensure the safety of your assets. Fifth Third Bank is the Fund's custodian, responsible for holding all of the Fund's investments. MUFG Investor Services, part of the $2.9T Mitsubishi UFJ Financial Group, serves as the Fund's Administrator and Transfer Agent and handles all movement of cash between investors and the Fund. Ivy Invest never touches your cash or securities.

What is an interval fund?

Ivy Invest's Fund is structured as an interval fund. In many ways, interval funds are similar to mutual funds:

- Interval funds and mutual funds are both highly regulated by the U.S. Securities and Exchange Commission (SEC) under the Investment Company Act of 1940.
- Interval funds, like mutual funds, are transparent and standardized: both are required to provide consistent, periodic public filings and reports to investors.

Interval funds also have some major differences relative to mutual funds:

- Interval funds can invest in a wider range of assets, including less liquid assets like private equity, private credit, and real estate funds.
- Interval funds are technically considered closed-end funds, whereas mutual funds are open-end funds. Open-end funds offer daily purchase and sales. Closed-end interval fund shares can be purchased daily, but can only be sold during regular repurchase windows. **Our Fund offers quarterly repurchases.**

Retirement

Can I transfer my IRA or rollover my 401(k) into the Ivy Invest Fund?

Yes! Ivy Invest's Fund, with its investments into less liquid assets like private equity and real assets, can be an excellent fit for retirement assets. We support traditional IRA, Roth IRA, and SEP IRA accounts, which all allow you to grow your assets tax-free. Cash from an existing IRA account can be easily transferred to Ivy Invest, and most 401(k) providers also make it easy to rollover your prior employer account into an Ivy Invest IRA.

Will I have to pay taxes if I move an IRA or 401(k) to an Ivy Invest IRA?

IRA transfers and 401(k) rollovers are typically tax-free. When rolling over a 401(k), we always recommend doing a direct rollover, where the funds are sent directly to the Fund's transfer agent. If you do an indirect rollover, the funds will be mailed to you via check, and you'll have 60 days once you receive it to send it to the Fund's transfer agent (or you may be subject to tax and penalties). We're always here to help: support@ivyinvest.co (and we always recommend consulting a tax professional for any specific questions).

Do I need a self-directed IRA to invest?

Because our Fund is a registered investment company, it can be held in a traditional IRA or Roth IRA account, and does not require a self-directed IRA. This allows us to offer the Fund without the significant fees typical of self-directed IRA accounts – the only additional charge for Ivy Invest IRA and Roth IRA accounts is a $3/year account maintenance fee.

ARTICLES

- Illiquidity Premium
- Ivy Invest vs. Roboadvisors
- What is endowment-style investing?
- Asset Class: Private Equity
- Asset Class: Private Credit
- Asset Class: Real Estate
- Asset Class: Public Equities

FUND DOCUMENTS

- Fact Sheet
- Prospectus
- Annual Report

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[1] Source: Cambridge Associates US Private Equity Benchmarks

[2] Source: Cliffwater Direct Lending Index

The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 5, 2024. An investor should consider the investment objectives, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

Ivy Invest is a dba for Buena Capital Advisors, LLC.

Asset Class Overview: Private Credit

Private credit is most commonly associated with corporate direct lending, but the asset class more generally includes any type of privately negotiated lending strategy where returns are derived at least in part, if not in whole, from contractual income.

Direct lending refers to the senior secured loans that fund the "leveraged" part of leveraged buyouts. The direct lending category of private credit is therefore directly related to the private equity market, and the direct lending market has grown enormously alongside the private equity market over the past two decades.

In a typical private equity leveraged buyout transaction, the private equity investor ("sponsor") purchases a company in whole through a combination of debt and equity. For larger buyout transactions, sponsors typically use the broadly syndicated loan market to finance the debt portion. In this type of financing, banks lend from their balance sheets and then syndicate the loans (also known as leveraged loans), which are purchased by multiple investors (hence "broadly syndicated loans") and can be traded in secondary markets. For smaller and medium sized transactions, known as middle market private equity, non-bank private credit lenders negotiate with the sponsor to directly provide the full amount of debt required (hence "direct lending").

As a general rule of thumb, broadly syndicated loans are more borrower friendly than direct loans, with a cheaper cost of capital and looser debt covenants. Direct lenders, however, can offer sponsors greater speed and certainty of capital, particularly in periods in which public credit markets are experiencing greater volatility. Direct lenders can also be more flexible in accommodating more buyout complex transactions or transactions that anticipate a high degree of future merger and acquisition activity (i.e., "buy and builds"). In return for speed, certainty, and flexibility of capital, direct lenders are able to negotiate higher rates, more restrictive covenants, and exercise greater lender controls, particularly in the downside case of a workout (i.e., bankruptcy or restructuring) process.

Both leveraged loans and direct loans are floating rate loans issued at SOFR (Secured Overnight Financing Rate) plus a spread[1]. In contrast, bonds (including high yield, investment grade, munis, etc.) are fixed rate debt instruments. Direct lending therefore can serve as a hedge against rising interest rates and inflation.

As noted above, direct lending rates are generally higher than that of leveraged loans, meaning that the spreads are wider and the total yield is higher. Of course, not all direct lending strategies are equal, and as with all credit investments, Ivy Invest closely evaluates each manager's experience in sourcing, underwriting, documentation, monitoring, and workout processes.

In addition to corporate direct lending funds, the Fund may also invest in asset-based strategies. Asset-based investing is exactly what it sounds like: a private credit firm provides a loan using assets as collateral or invests directly in assets that produce income. The nuance here is that the assets are typically cash flow-generating (with a consistent or predictable cash flow profile – very important!) or have an inherent liquidation value and clear path to liquidity. For instance, a lot has been written in the press about large transactions involving music rights. The splashy, high dollar transactions make the news, but the majority of music royalty investments are in older musicians or bands with large bodies of work that generate consistent licensing revenues and therefore consistent cash flows (i.e., income).

There is an incredibly wide range of asset-based strategies. A sampling includes: equipment leasing, aircraft leasing, music/TV/film royalties, pharmaceutical royalties, litigation finance, rediscount lending, receivables (tax receivables, supplier receivables, government contractor receivables, etc.), and more! If an asset can be reliably valued/monetized or has a predictable cash flow profile, somebody has probably figured out how to lend against or invest in it.

LEARN MORE

Read more about our CIO's insights on private credit.

Learn more about her perspectives on direct lending.

---

[1] SOFR replaced LIBOR (London Interbank Offered Rate) in January 2022, driven in no small part due to the LIBOR fixing scandals among major banks, truly a case study in misaligned incentives (financial markets are full of them).

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Asset Class Overview: Private Equity

STRATEGY

Private equity investments are equity positions in privately held companies. Just as in publicly-traded companies, the equity owners can benefit from the company's growth and upside value potential.

Leveraged buyouts (LBOs) are the most prevalent private equity strategy. In an LBO, a private equity firm uses a combination of debt and equity capital to acquire an entire company (either an existing private company, or a public company in a take-private transaction). As the control owner of the company, the private equity firm has a range of options to generate returns: management team changes, operational improvements, expansions, strategic acquisitions, etc. The private equity firm seeks to sell the company for a higher price, generally targeting 4 to 6 years from purchase to exit.

Growth equity investments typically are partial, non-control equity investments in fast-growing companies. These companies need capital to accelerate strategic growth plans but are not interested in being fully acquired. Growth equity investments typically follow venture capital investments into mature startup companies.

Private equity firms need capital to pursue their various strategies. This capital comes from underlying investors ("Limited Partners") in private equity funds, which typically include institutions (e.g., university endowments, foundations, pension plans, insurance companies), family offices, and ultra high net worth individuals. These investors benefit from the performance and value creation in private market companies that are not otherwise accessible in public markets. Our Fund investors now have the same opportunity to participate in private market investments.

ROLE IN THE PORTFOLIO


Private Equity Average 3-Year Excess Return by S&P 500 Return Regime
Q2 1995 – Q4 2023
+9.34%
+6.51%
+7.77%
+2.98%
+2.14%
Less than -5%
-5% to 5%
5% to 10%
10% to 15%
Greater than 15%
Public Market 3-Year Annualized Return
Lower Public Market Return
Higher Public Market Return

Source: Hamilton Lane Data, Bloomberg (January 2024)[1]

Private equity has consistently outperformed the S&P 500 in bear markets and bull markets. This chart illustrates the additional return observed based on the performance of the S&P over 3 year periods.

Private equity and public equity serve similar roles in the portfolio: equity investments, as a broad asset class, can capture economic growth as reflected in rising corporate earnings and profitability.

Equity investments offer uncapped upside potential and over long time horizons can be the biggest driver of total portfolio returns. Both public equity and private equity also share similar risk factors. Consequently, we believe public and private equity allocations should be considered together and collectively should be the largest allocation in a diversified portfolio.

Drilling down a bit further, private equity offers exposure to the large swaths of the U.S. economy that increasingly are not captured in public equity markets[2]. As private and often control-oriented investors, private equity firms typically can more efficiently and effectively impact the companies in which they invest. However, they need stable, reliable capital to execute on their strategies - investments in individual companies take years to execute from start to finish. Private equity investments are therefore illiquid in nature.

We believe a long-term, diversified portfolio can, and should, pursue the excess return potential of private equity in exchange for less liquidity in that portion of the portfolio. It's important that investors take on this illiquidity with eyes wide open. Here at Ivy Invest, our CIO has been evaluating and investing in private equity for over 18 years and has the depth of experience to thoughtfully navigate the risk, liquidity, and return tradeoffs.

THE FUND'S PORTFOLIO

A well-run established institutional private equity program includes: 1) strategy diversification, 2) vintage year diversification, and 3) investing with experienced managers.

The Fund's private equity fund investments include experienced managers we know well that we believe are also capable of providing broad market exposure. These managers are specialist secondary private market investors and can be strategically advantageous for building the Fund's private equity allocation.

LEARN MORE

Read more about our CIO's insights on private equity and private equity secondaries.

[1] "High" return environments are considered Public Market 3Y annualized returns from 10% to greater than 15%; "Low" and "average" return environments are considered Public Market 3Y annualized returns of less than 5% up to +10%. Chart compares private equity index time weighted returns vs. public equity time weighted returns. Returns do not include the reinvestment of dividends. Returns do not reflect the impact of fees and expenses, which would decrease the returns if included.

[2] An April 2023 report estimates that as of December 2022, there were approximately 18,000 U.S. private equity backed companies (source: E&Y). In contrast, there are approximately 4,600 publicly listed U.S. companies (source: World Bank). To take it a step further, fewer than 15% of U.S. companies with revenue over $100 million are publicly held (source: Bain and Co).

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Asset Class Overview: Public Equities

STRATEGY

The Fund invests in the S&P 500 using a passive, direct indexing approach. Direct indexing allows us to minimize tracking error and take advantage of tax loss harvesting opportunities. We use these tax losses to lower the tax gains generated across the Fund's investments, ultimately creating a more tax-efficient portfolio. Ivy Invest partners with RhumbLine Advisers to manage the Fund's passive equities portfolio. Founded in 1990, Rhumbline Advisers manages over $100 billion in assets and has a long history of managing passive index-based strategies for institutional investors. Rhumbline's depth of experience coupled with the firm's size and scale allow us to optimize rebalancing, minimize trading costs, and seek best execution – benefits that can accrue to our customers. Learn more about Rhumbline Advisers.

WHY THE S&P 500?

Ivy Invest's CIO spent many years investing in active equity strategies – she invested in growth equities, value equities, small-cap equities, international developed equities, emerging equities – and observed several lessons:

1. Equity markets are generally correlated and exhibit particularly high correlation during periods of market stress. In other words, historically when the S&P 500 experienced a downturn, most other equity markets were similarly negative and did not provide the expected diversification benefit.

2. Alpha (a manager's excess returns over the market benchmark) is variable and can be significant in certain markets. But we believe beta ultimately drives returns. In this context, we use beta as a shorthand to refer to the passive performance of a market benchmark, rather than the pure statistical definition. In our experience over the past 20 years, decisions regarding beta (i.e., which market to invest in) have mattered more than decisions regarding alpha (i.e., which manager to invest in for any given market), and we believe that will continue to be the case going forward.

3. The S&P 500 is a uniquely representative index that covers approximately 80% of the U.S. equity market cap and includes some of the largest multinational companies in the world. With an estimated 40% of revenues coming from outside the U.S., the S&P 500 inherently provides global economic exposure.

4. Alpha is hard to come by when investing in large cap U.S. equities (S&P 500). This makes sense intuitively - U.S. equity markets are among the deepest, most widely researched, and most transparent markets in the world. In U.S. large cap equities, it is particularly difficult to find a research advantage, and it is therefore incredibly difficult to generate consistent alpha.

With these lessons in mind, we invest in the companies of the S&P 500 index through a passive direct indexing approach.

LEARN MORE

Read more about our CIO's insights on the U.S. equity market.

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Asset Class Overview: Real Estate[1]

STRATEGY

Real estate is in many ways the easiest asset class to understand – it's visible, tangible, and part of everyone's daily experience. Under the surface, real estate encompasses a huge variety of assets and capital structures related to those assets.

These assets broadly fall under residential real estate (individually owned homes) and commercial real estate (pretty much everything else). Aside from residential mortgage-backed securities (RMBS), real estate as an investment asset class typically refers to commercial real estate and related strategies.

Commercial real estate breaks down across several sectors:

- Multi-family (apartment buildings of any size) Retail
- Office
- Hotels and hospitality
- Industrial (examples include warehouses, factories, storage facilities, distribution centers, and data centers
- Mixed-use (some combination of real estate types)

There are also niche categories, including: senior housing, student housing, affordable housing, biotech/ life sciences facilities, etc.

Commercial real estate, much like personal residential real estate, is purchased with a combination of debt and equity. Just as there is a variety of real estate sectors, there is a variety of real estate debt and equity strategies.

Real estate equity investment strategies can have a range of risk and return profiles, including:

- *Opportunistic* (higher risk, focused on capital appreciation): includes ground-up development or significant property turnarounds
- *Value-add* (medium risk, mix of income and capital appreciation): properties require operational improvements, including renovations and lease-up strategies
- *Core and core-plus* (lower risk, focused on income): high quality properties with no or few operational requirements, high occupancy, and consistent contractual income from long-term leases

Opportunistic and value-add real estate equity strategies are typically offered through private equity real estate funds. Core and core-plus, and occasionally value-add, are typically offered through real estate investment trusts (REITs). REITs can be private or public – individual investors tend to be most familiar with public REITs, which are publicly traded stocks.

Real estate debt strategies include both publicly traded structured debt (commercial mortgage-backed securities / CMBS) and private debt strategies. Real estate debt strategies can also run the gamut from a risk perspective, from loan-to-own to first mortgages.

ROLE IN THE FUND'S PORTFOLIO

Real estate is expected to be a diversifying asset within the Fund's overall portfolio. Note that when we refer to real estate, we mean specifically private real estate funds and private REITs. In our CIO's experience, publicly traded REITs have exhibited higher correlation with public equities and have not provided strong diversification benefits.

Real estate can also provide a degree of inflation protection, as leased assets often include rent escalation clauses in line with inflation expectations.

OUR PORTFOLIO

In our CIO's view, commercial real estate is in a tricky place at the moment. The market dynamics and outlook can be vastly different depending on the investment sector, geography, and strategy. In broad strokes, industrial property is benefiting from ongoing tailwinds and retail is recovering from recent lows, while office is challenged and multi-family is fully priced.

In this environment, depth of experience is critical. The Fund is invested with an established real estate manager that has been executing the same strategy since 2009[2]. The portfolio is diversified across U.S. regions, with a strong tilt toward industrial properties along with certain essential retail assets.

As diversification relative to equities is a key reason the Fund invests in real estate, this investment is income-oriented. This private REIT pursues a triple net lease strategy, and the tenants are almost exclusively large investment-grade companies.[3]

Although not guaranteed, the investment manager also seeks to designate distributions as return of capital where possible, improving the tax-efficiency of the investment income.

---

[1] The Fund may purchase private real estate funds and real estate investment trusts (REITs), real estate equity or debt and therefore may be subject to risks similar to those associated with direct investment in real property. The Fund may not purchase or sell real estate or interests in real estate.

[2] The Fund's holdings are subject to change without notice.

[3] A triple net lease property is one in which the tenant is responsible for the taxes, insurance, and maintenance of a property throughout the life of the lease. Triple net lease properties often start as sale-leaseback transactions, in which a company seeks to raise capital by selling a real estate asset and then renting it back as a tenant.

The Institutional Investment Strategy Fund ("IISF" or "Fund") is an investment company registered under the Investment Company Act of 1940. IISF is a closed-end fund operating as an interval fund that makes quarterly repurchase offers and as such provides limited liquidity. The fund commenced operations on March 5, 2024. An investor should consider the investment objectives, risks, charges and expenses of an investment. The Prospectus contains this and other information. Read it carefully before investing.

Ivy Invest is a dba for Buena Capital Advisors, LLC.

How does Ivy Invest compare to a Roboadvisor?


Endowment-style portfolio
11.9%
Roboadvisor portfolio
7.1%

What is a roboadvisor?

A roboadvisor is an online service that uses algorithms and technology to manage investments automatically. Roboadvisors are alternatives to traditional financial advisors, offering preset asset allocations, regular portfolio rebalancing, and basic financial planning tools. They typically charge lower fees and have lower investment minimums than personal financial advisors.

Roboadvisor portfolios typically contain a mix of U.S. and non-U.S. stocks, bonds, and cash. Investors can choose from a handful of portfolios designed for different risk profiles, with most portfolios allocating 60% to 70% of investments into stocks. Some roboadvisors also offer the potential for improved after-tax returns using tax-loss harvesting techniques.

Examples of popular roboadvisor platforms include Fidelity Go, Vanguard Digital Advisor, Betterment, and Wealthfront.

Ivy Invest's endowment-style approach

Like a roboadvisor, Ivy Invest is designed to simplify your investing by providing you a portfolio that you don't have to piece together yourself.

Unlike a roboadvisor, Ivy Invest offers an actively and professionally managed portfolio that follows the investment approach pioneered by large university endowments. Endowment-style investing gives you exposure to a much broader range of investments: stocks and bonds **and** private equity, venture capital, private credit, special situations, and real estate funds.

Endowment-style portfolios have historically generated significantly higher returns than most roboadvisor portfolios: 11.9%[1] vs. 7.1%[2]. Over a lifetime, this difference in returns could mean over a million dollars more at retirement for the average American[3].

Does a customized portfolio matter?

Roboadvisors offer a partially customized portfolio, within the limits of their algorithms. We recognize that customization is important to some investors, particularly those with strong views on certain companies or industries.

Ivy Invest offers a single Fund and does not provide customization. The flip side of customization is scale, and we believe that scale provides far more meaningful benefits for the vast majority of investors.

Ivy Invest combines individual shareholder investment dollars into a single, much larger pool of capital. With this larger pool of capital, Ivy Invest is able to access a wider range of investment asset classes, including private equity, private credit, real estate funds and more. In some of these investments, there are high eligibility requirements, such as $1 million minimums or requirements that investors have over $2 million of investable capital. Ivy Invest's Fund investors benefit from our size and don't have to worry about individual eligibility requirements. As another benefit of scale, Ivy Invest also invests at lower fees than are typically possible for individual investors.

Our Chief Investment Officer has more than 18 years of experience managing asset allocation, diversification, risk tolerance, and manager selection for large institutional endowments and foundations. Ivy Invest has brought this approach to the Fund, and we believe the resulting portfolio can provide an optimal risk and return balance for long-term investors.

What is tax-loss harvesting and is it important?

Tax-loss harvesting is a strategy that can potentially reduce taxable income. It involves selling investments below cost (i.e., taking a capital loss) and using the capital loss to offset capital gains from other investments. This process can help investors lower tax liabilities from capital gains, allowing them to keep more of their investment returns. Many roboadvisors include tax-loss harvesting as part of their service, potentially enhancing after-tax returns.

Our Fund employs tax-loss harvesting in a more sophisticated way. Most roboadvisors are only able to harvest losses at an ETF/index level, limiting the number of harvesting opportunities. Through our subadviser Rhumbline, which manages more than $118B in assets, we employ direct indexing for the Fund's public stock investments. Direct indexing allows us to more granularly harvest capital losses on individual stock investments, which can then offset capital gains across all of the Fund's investments, resulting in a more tax efficient overall portfolio.

Note that tax-loss harvesting is a strategy that provides benefits for traditional, taxable investment accounts. You don't pay taxes on gains in an IRA or Roth IRA, so there's no benefit to loss harvesting in those types of accounts.

Read more about our CIO's insights on tax-loss harvesting.

When is a roboadvisor a good fit?

A roboadvisor can be a good fit for shorter-term assets. Roboadvisors provide equity exposure (unlike money market funds or savings accounts), while still being fully liquid.

When is Ivy Invest a good fit?

We believe that our endowment-style model is a great fit for your long-term assets – those dollars that you can keep invested for a longer period of time. By investing in less-liquid asset classes like private equity, venture capital, and real estate, endowment-style portfolios have historically outperformed roboadvisor-style portfolios[1]. While we do offer quarterly redemption windows during which investors can sell shares, we've designed our portfolio to maximize benefits for buy-and-hold investors[4].

[1] Median 5-year annualized return as of 3/31/2024 for portfolio with target allocation: 20% private equity, 15% private credit, 5% real estate, 45% S&P 500, and 15% fixed income. Private equity and real estate data per Cambridge Associates. Private credit data per Cliffwater Direct Lending Index. For illustrative purposes only. This does not represent an actual investment.

[2] Median 5-year annualized return for roboadvisors, as of 3/31/2024; data per Condor Capital Robo Report

[3] Assumes retirement investing beginning at age 34; data per Federal Reserve Survey of Consumer Finances, 2022

[4] Investment in the Fund involves substantial risk. The Fund is not suitable for investors who cannot bear the risk of loss of all or part of their investment. The Fund is appropriate only for investors who can tolerate a high degree of risk and do not require a liquid investment. Shares in the Fund are highly illiquid, and can be sold by shareholders only in the quarterly repurchase program of the Fund, which allows for up to 5% of the Fund's outstanding shares to be redeemed each quarter at NAV. Due to transfer restrictions and the illiquid nature of the Fund's investments, you may not be able to sell your shares when, or in the amount that, you desire.